Exhibit 4.5

OPTION AGREEMENT

THIS AGREEMENT is made as of the 11th day of May, 2004.

BETWEEN:

KM Diamond Exploration Ltd. a British Columbia company, having its head office at 2446 Shadbolt Lane, West Vancouver, B.C., V7S 371

(hereinafter called "the Optionor")

OF THE FIRST PART

AND:

TCH Minerals Inc. a British Colo having its head office at Suite 305 -595 Howe Street, Vancouver, British Columbia. V6C 2T5

(hereinafter called "the Optionee")

OF THE SECOND PART

WHEREAS:

A. The Optionor is the owner of those mineral claims described in Schedule A hereto (the "Property@).

B. The Optionor has agreed to grant an option on the Property to the Optionee on the terms herein contained.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the mutual covenants and agreements herein contained and subject to the terms and conditions hereafter set out, the parties hereto agree as follows:

1. GRANT OF OPTION

1.01 The Optionor hereby grants to the Optionee an option (the "Option") to purchase an 80% interest in the Property, which Option shall be exercisable by the Optionee by carrying out the requirements of Sections 2 and 3 of this agreement.

1.02 The Optionee wilt pay to the Optionor for the grant of the option:

(a) the sum of 520,000 on the execution of this Agreement;

(b) the sum of 5150,000 and 200,000 common shares of the Optionee on the date of the formal legal closing of the Optionee's initial prospectus offering.

2. WORK COMMITMENTS

2.01 To maintain the Option in good standing, the Optionee will carry out the following to develop the Property:

(a) a work program consisting of sampling and sample analysis, involving a minimum expenditure of $375,000 during 2004;

(b) a work program consisting of sampling, sample analysis, geophysical survey and additional agreed exploration, involving a minimum expenditure of $400,000 during 2005;

(c) a work program consisting primarily of drilling, involving a minimum of $450,000 during 2006.

The Optionor acknowledges that above dollar amounts do not include taxes and represent minimum work commitments and the Optionee agrees to use its best efforts to carry out programs involving the expenditure of $500,000 in 2004, $600,000 in 2005 and $600,000 in 2006.

3. EXERCISE OF OPTION AND ROYALTY

3.01 In order to maintain the Option in good standing throughout the term, in addition to the work commitments set out above, the Optionee will issue 150,000 shares to the Optionor on or before February 14, 2005 and an additional 150,000 shares to the Optionor on or before February 14, 2006.

3.02 If it has made the payments and issued the shares set out in Sections 1 .02 and 3.01 and performed work involving total expenditures equal to or greater than the total of the amounts set out in clauses 2.01(a), (b) and (c), the Optionee may exercise the Option by giving a notice of exercise to the Optionor and by concurrently issuing 200,000 common shares of the Optionee to the Optionor, at any time prior to December 31, 2007.

3.03 Upon exercise of the Option the Optionor will have an immediate vested royalty equal to 3% of Gross Revenue (as defined in Schedule B) for all revenues from the sale of diamonds mined from the Property, calculated in accordance with the general principles set out in Schedule B hereto. The Optionee may, at a time within three years after the exercise of the option, purchase 1% of the 3% royalty tie so that it becomes 2%) for a purchase price of $1,000,000, and may purchase an additional 1% of the royalty (ie so that it becomes 1%) for an additional $1,000,000.

3.04 The Optionee shall have the right to purchase the 20% remaining interest of the Optionor at any time prior to the expiry of the three year period following the date of the exercise of the option by paying to the Optionor 200,000 shares of the Optionee.

3.05 For greater certainty the Optionee acknowledges and agrees that:

(a) all payments of cash and payments of shares made to the Optionor pursuant to this option agreement are fully earned when made and are non-refundable;

(b) all shares to be issued to the Optionor are to be free trading shares.

4. CONDITIONS PRECEDENT

4.01 The obligations of each of the parties under this Option Agreement are subject to the receipt of all required approvals to the transactions contemplated by this Option Agreement from the TSX Venture Exchange.

5. OPERATIONS

5.01 Each of the parties will select one representative and those two representatives will form a management committee for the carrying out of work programs on the Property during the period covered by the Option. The parties agree that the Optionor will be entitled to carry out of all work approved by the management committee. During the currency of this Option Agreement, prior to exercising the Option, the Optionee, its servants, agents and any persons duly authorized by the Optionee shall have the right of access to and from the Property.

6. REPRESENTATIONS AND WARRANTIES OF THE OPTIONOR

6.01 The Optionor hereby represents and warrants to the Optionee that:

(a) the Optionor has the full right title and interest in and to the Property free and clear of all liens charges and encumbrances and interests of other parties;

(b) the Optionor is a corporation duly organized and validly existing and in good standing under the laws of British Columbia with full and exclusive power and capacity to enter into this Option Agreement and to carry out the transactions contemplated hereby, all of which have been duly and validly authorized by all necessary corporate proceedings;

(c) there is no litigation or administrative or governmental proceedings or enquiries pending or to the knowledge of the Optionor, threatened, relating to the Optionor, the Optionor's business or the Property, nor does the Optionor know of or have any reasonable grounds for believing that there is any basis for any such actions, proceedings or enquiries;

(d) no proceedings are pending for and the Optionor is unaware of any basis for the institution of any proceedings which could lead to the placing of the Optionor in bankruptcy or subject the Optionor to any other laws governing the affairs of vent persons and;

(e) The entry into this Option Agreement by the Optionor will not cause or constitute a breach of any other agreement to which the Optionor is a party or may be bound, and will not constitute a violation of any order, rule or regulation which has or may have an effect on the Optionor.

6.02 The representations and warranties hereinbefore set out are conditions upon which the Optionee has relied in entering into this Option Agreement and shall survive the exercise of the Option and the Optionor will indemnify and save the Optionee harmless from all loss, damage, costs, actions and suits arising out of or in connection with any breach of any representation or warranty made by it and contained in this Option Agreement.

7. REPRESENTATIONS AND WARRANTIES OF THE OPTIONEE

7.01 The Optionee represents and warrants to the Optionor that :

(a) it has full corporate power and authority to enter into this Option Agreement;

(b) the entering into of this Option Agreement does not conflict with any applicable laws or with its charter documents nor does it conflict with, or result in a breach of, or accelerate the performance required by any contract or other commitment to which it is party or by which it is bound.

7.02 The representations and warranties hereinbefore set out are conditions upon which the Optionor has relied in entering into this Option Agreement and shall survive the exercise of the Option and the Optionee will indemnify and save the Optionor harmless from all loss, damage, costs, actions and suits arising out of or in connection with any breach of any representation or warranty made by it and contained in this Option Agreement.

8. COVENANTS OF THE OPTIONOR

8.01 The Optionor hereby covenants with and to the Optionee that:

(a) it will following the execution and delivery of this Option Agreement, provide the Optionee with copies of all of the reports, maps, surveys, data and other information in its possession or under its control relating to the mineral potential of the Property which have not been previously provided; and

(b) during the existence of this Option Agreement the Optionor will not assign its interest in the Property, nor deal, nor attempt to deal with its right, title and interest in and to the Property in any way that would or might affect the right of the Optionee to become vested of its interest in and to the Property, free and clear of any lien&, charges and encumbrances except the interests of the Optionor.

9. COVENANTS OF THE OPTIONEE

9.01 The Optionee covenants and agrees with the Optionor that until the Option is exercised or terminated it shall:

(a) carry out and record or cause to be carried out and recorded all such assessment work upon the Property under option as may be required in order to maintain the Property in good standing at all times during the term of the Option;

(b) keep the Property clear of liens and other charges arising from its operations thereon;

(c) carry on all operations on the Property in compliance with all applicable governmental regulations and restrictions;

(d) pay or cause to be paid any rates, taxes, duties, royalties, assessments or fees charged or levied with respect to the Property or the Optionee's operations thereon;

(e) indemnify and hold the Optionor harmless from any and all liabilities, costs, damages or charges arising from the failure of the Optionee to comply with the covenants contained in this article or otherwise arising from its operations on the Property;

(h) give the Optionor access at all reasonable times and intervals to all maps, reports, assay results and other factual technical data prepared or obtained by the Optionee in connection with its operations on the Property;

(i) use its best efforts to file with and have the TSX Venture Exchange accept this Option Agreement for filing.

10. TERMINATION

10.01 If the Optionee fails to make any payment or fails to do any thing on or before the last day provided for such payment or performance under this Option Agreement, the Optionor may terminate this Option Agreement, but only if.

(a) it has first given to the Optionee written notice of the default containing particulars of the payment which the Optionee has not made or the act which the Optionee has not performed; and

(b) the Optionee has not, within thirty business days following delivery of the Optionor's notice, if the default relates to a cash payment, or sixty days for all other defaults, cured such default and given notice to the Optionor that it has cured such default.

Should the Optionee fail to deliver any notice provided for in subparagraph 10.01(b) within the time provided above, this Option Agreement shall be deemed to have terminated on the day following th8 last day provided far the payment or performance the failure of which by the Optionee caused the Optionor to issue the notice referred to in subparagraph10.01(a) hereof.

10.02 Upon termination of this Option Agreement:

(a) the Optionee will deliver to the Optionor, within thirty days of the effective date of termination, copies of all maps, reports, assay results and other data and documentation relating to its operations on the Property;

(b) the Optionee will forfeit any and all interest in the Property hereunder and will cease to be liable to the Optionor in debt, damages or otherwise save for the performance of those of its obligations which were not satisfied on the effective date of termination; and

(c) the Optionee will vacate the Property .

11. INDEPENDENT ACTIVITIES

11.02 Except as expressly provided herein, each party shall have the free and unrestricted right to independently engage in and receive the full benefit of any and all business endeavours of any sort whatsoever, whether or not competitive with the endeavours contemplated herein without consulting the other or inviting or allowing the other to participate therein. No party shall be under any fiduciary or other duty to the other which will prevent it from engaging in or enjoying the benefits of competing endeavours within the general scope of the endeavours contemplated herein

12. CONFIDENTIALITY OF INFORMATION

12.01 Except as otherwise provided in this paragraph, all parties shall treat all data, reports, records and other information relating to this Option Agreement and the Property as confidential except to the extent that the Optionee must make disclosure in accordance with the requirements of the regulatory bodies to which it is subject.

13. FORCE MAJEUR

13.01 If any party should be delayed in or prevented from performing any of the terms, covenants or conditions of this Option Agreement by reason of a cause beyond the control of such party, whether or not foreseeable, excluding lack of funds but including fires, floods, earthquakes, subsidence, ground collapse or landslides, interruptions or delays in transportation or power supplies, strikes, lockouts or other labour disruptions, wars, acts of God, government regulation (including currency control) or interference or the inability to secure on reasonable terms any private or public permits or authorizations, including those from securities regulatory bodies, unusually harsh or adverse weather conditions, native land claims and legal proceedings, then any such failure on the part of such party to so perform shall not be deemed to be a breach of this Option Agreement and the time within which such party is obliged to comply with any such term, covenant or condition of this Option Agreement shall be extended by the total period of all such delays. In order that the provisions of this article may become operative, such party shall give notice in writing to the other party, forthwith and for each new cause of delay or prevention and shall set out in such notice particulars of the cause thereof, and the day upon which the same arose, and shall take all reasonable steps to remove the cause of such delay or prevention, and shall give like notice forthwith following the date that such cause ceased to subsist.

14. AREA OF COMMON INTEREST

14.01 In this Option Agreement, "Area of Common Interest" means all areas which are within a 50 kilometre distance from the perimeter of the Property.

14.02 The parties acknowledge that the Optionee intends to stake an additional area within the Area of Common Interest during the option period (the "Additional Area") at its own cost . If the Option is not exercised prior to its expiry, the Optionee will convey the Additional Area to the Optionor upon receipt of the reimbursement of all its costs associated with such staking.

14.03 If at any time during the subsistence of this Option Agreement the Optionor stakes or otherwise acquires, directly or indirectly, any right to or interest in, or any right to receive proceeds of production from, any mining claim, licence, lease, grant, concession, permit, patent, or other form of mineral tenure located wholly or partly within the Area of Common Interest, the Optionor shall forthwith give notice to the Optionee of that staking or acquisition, the total cost thereof and all details in the acquisition, the nature of the property acquired and the known mineralization. The Optionee may, within 30 days of its receipt of the notice, elect, by notice to the Optionor, to require that upon reimbursement of the Optionor's costs, the mineral property and the right or interest in the Area of Common Interest acquired by the Optionor be included in and thereafter form part of the Property for all purposes of this Option Agreement other than for the purposes of defining the Area of Common Interest. If the Optionee does not make the election aforesaid within that period of 30 days, the right or interest acquired shall not form part of the Property and the Optionor shall be solely entitled thereto.

15. NOTICES

15.01 Any notice, election, consent or other writing required or permitted to be given hereunder shall be deemed to be sufficiently given if delivered or if mailed by registered air mail or by fax, addressed as follows:

In the case of the Optionor:

KM Diamond Exploration Ltd.
2446 Shadbolt Lane
West Vancouver B.C. V7S 331
Attn: Dr. Felix Kaminsky
Fax No.: (604) 925 -8754

In the case of the Optionee:

TCH Minerals Inc.
Suite 305 -595 Howe Street
Vancouver, B.C., V6C 2T5
Attention: Robert Lipsett
Fax No. : 604-688-9727

and any such notice given as aforesaid shall be deemed to have been given to the parties hereto if delivered, when delivered, or if mailed, on the third business day following the date of mailing, or, if faxed, on the next succeeding business day following the faxing thereof PROVIDED HOWEVER that during the period of any postal interruption in either the country of mailing or the country of delivery, any notice given hereunder by mail shall be deemed to have been given only as of the date of actual delivery of the same. Any party may from time to time by notice in writing change its address for the purpose of this paragraph.

16. GENERAL TERMS AND CONDITIONS

16.01 The parties hereto hereby covenant and agree that they will execute such further agreements, conveyances and assurances as may be requisite, or which counsel for the parties may deem necessary to effectually carry out the intent of this Option Agreement.

16.02 This Option Agreement represents the entire understanding between the parties with respect to the subject matter hereof. No changes, alterations, or modifications of this Option Agreement shall be binding upon either party until and unless a memorandum in writing to such effect shall have been signed by both parties hereto.

16.03 The titles to the Sections to this Agreement shall not be deemed to form part of this Agreement but shall be regarded as having been used for convenience of reference only.

16.04 The schedules to this Option Agreement shall be construed with and as an integral part of this Option Agreement to the same extent as if they were set forth verbatim herein .

16.05 All references to dollar amounts contained in this Option Agreement are references to Canadian funds.

16.06 This Option Agreement shall be governed by and interpreted in accordance with the laws in effect in British Columbia, and is subject to the jurisdiction of the Courts of British Columbia.

16.07 This Option Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

IN WITNESS WHEREOF this Option Agreement has been executed by the parties hereto as of the day and year first above written.

THE OPTIONEE

TCH Mining Inc.

per /s/ Robert Lipsett
authorized signatory

THE OPTIONOR

KM Diamond Exploration Ltd.

per /s/ Felix Kaminsky
authorized signatory

SCHEDULE

PROPERTY

The Brown Lake Property is located in Nunavut, approximately 100 km NW of Rankin Inlet, and is limited by geographical co-ordinates: 63o 39' Nin the south and 63o 45'N in the north, and 94o 05' Win the west and 93o 50'W in the east, within topo-sheets 55M9 and 55N12.

The property includes the following claims:

KMD1 - tag no. F76234
KMD2 - tag no. F76235
KMD3 - tag no. F76236
KMD4 - tag no. F76237
KMD5 - tag no. F76238
KMD6 - tag no. F76239
KMD7 - tag no. F76240
KMD8 - tag no. F76241
KMD9 - tag no. F76242
KMD10 - tag no. F76243
KDM11 - tag no. F76266
KMD12 - tag no. F76267
KMD13 - tag no. F76268
KMD14 - tag no. F76269
KMD15 - tag no. F76270

with the total area 25,825 acres .

The claims were recorded in the name of KM Diamond Exploration Ltd. on 26 June 2003 at the Mining Recorder's Office, Nunavut in Iqualuit, and are in good standing.

SCHEDULE B

GROSS REVENUE

In this Option Agreement the expression "Gross Revenue " shall mean:

(i) in the case of diamonds or other refined minerals purchased directly by a third party, an amount equal to the gross proceeds received by the Optionee from the third party for such diamonds or other refined minerals; or

(ii) in all other cases, an amount equal to the gross proceeds received by the Optionee from the purchaser of all ores, concentrates, other products derived from the Property less allowable deductions. Allowable deductions means, to the extent borne or to be home by the Optionee: (a) all sales and other similar taxes and duties (but excluding any taxes on net income), (b) all charges for and taxes on transportation from the mine and from any plant producing concentrates, to the place of sale (c) all insurance and security costs and charges, (d) all smelting, refining and other treatment charges, (e) all representation, assaying, and umpire costs, and (f) all fees, marketing costs and commissions.